

January 3, 2018

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Asset Allocation Trust	811-21569	N-CSR/A	9/29/17	1/3/18	The Registrant amended the Form N-CSR for the period ended July 31, 2017 to include shareholder-meeting results that were inadvertently omitted to the notes to financial statements.